Exhibit 99.2

Knutsen Shuttle Tankers 13 AS Audited Financial Statements as of and for the year ended December 31, 2012

Index to Knutsen Shuttle Tankers 13 AS Audited Financial Statements as of and for the year ended December 31, 2012

Report of Independent Auditors	2
Knutsen Shuttle Tankers 13 AS Audited Statement of Operations for the year ended December 31, 2012	3
Knutsen Shuttle Tankers 13 AS Audited Balance Sheet as of December 31, 2012	4
Knutsen Shuttle Tankers 13 AS Audited Statement of Cash Flows for the year ended December 31, 2012	5
Knutsen Shuttle Tankers 13 AS Notes to Audited Financial Statements as of and for the year ended December 31, 2012	6

Report of Independent Auditors

The Board of Directors of Knutsen Shuttle Tankers 13 AS

We have audited the accompanying financial statements of Knutsen Shuttle Tankers 13 AS (the “Company”), which comprise the balance sheet as of December 31, 2012, and the related statements of operations and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with Norwegian Accounting Act and accounting standards and practices generally accepted in Norway; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and provide a basis for our qualified audit opinion.

Basis for qualified opinion

As discussed in Note 1 (a) – Basis of preparation, the financial statements have been prepared solely to meet the requirements of Rule 3-05 of the United States Securities and Exchange Commission Regulation S-X and the Company has not presented prior period comparative financial information for the year ended December 31, 2011 or the board of directors’ report as required under Norwegian Accounting Act and accounting standards and practices generally accepted in Norway.

Qualified Opinion

In our opinion, except for the omission of the information referred to in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Knutsen Shuttle Tanker 13 AS at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with Norwegian Accounting Act and accounting standards and practices generally accepted in Norway.

/s/ Ernst & Young AS

Bergen, Norway
May 15, 2014

KNUTSEN SHUTTLE TANKERS 13 AS

Audited Statement of Operations

for the year ended December 31, 2012

(In Norwegian Kroner thousands)

Year Ended, December 31, 2012
Operating income:
Operating income	—
Commission	—
Total operating income	—
Operating expenses:
Other operating expenses	105
Crew hire (note 11)	700
Administration (note 7)	246

Total operating expenses	1,051

Ordinary depreciation	—

Operating income	(1,051)

Finance income (expense):
Financial income (note 5)	—
Foreign exchange gain and loss	874
Financial expense (note 5)	(57)

Net finance income (expense)	817

Income before income taxes	(234)

Taxes (note 12)	—
Net loss	(234)
Attributable to:
Additional paid-in capital	234
Total	234

The accompanying notes are an integral part of the financial statements.

KNUTSEN SHUTTLE TANKERS 13 AS

Audited Balance Sheet

as of December 31, 2012

(In Norwegian Kroner, thousands)

December 31, 2012
Assets
Fixed assets:
Vessel under construction (notes 4 and 8)	325,960

Total Fixed Assets	325,960

Current assets:
Other current receivables	714
Bank deposits (note 3)	332,589

Total Current Assets	333,303

Total Assets	659,263

Shareholders’ Equity and Liabilities

Equity
Share capital (notes 9 and 10)	200
Share premium	96,611
Additional paid-in capital	647
Total Capital Paid-In	97,458

Retained Earnings
Other equity	—

Total Shareholders’ Equity (note 9)	97,458

Long-term liabilities:
Liabilities to financial institutions (note 8)	516,815
Debt to group companies (note 6)	25,688
Total Long-Term Liabilities	542,503

Current liabilities
Trade creditors	4,871
Accrued interests (note 8)	350
Currents liabilities due to group companies (note 6)	13,393
Other currents liabilities	688
Total Current Liabilities	19,302

Shareholders’ Equity and Liabilities	659,263

The accompanying notes are an integral part of the financial statements.

KNUTSEN SHUTTLE TANKERS 13 AS

Audited Statement of Cash Flows

for the year ended December 31, 2012

(In Norwegian Kroner, thousands)

Year Ended December 31, 2012
Net cash flow from operations
Generated from operations:
Net loss	(234)
Depreciation	—
Amortization loan expenses	—
Foreign exchange gain(loss) mortgage debt	—
Total generated from operation	(234)
Change in working capital	19,529

Net cash flow from operations	19,295

Net cash flow from investments
Investments in vessels and newbuildings	(78,551)

Net cash flow from investments	(78,551)

Net cash flow from financing activities
Proceeds from issuance of long-term debt	380,688
Loan expenses	—
Repayment of long-term debt	—
Net change in group loans	11,012

Net cash flow from financing	391,700

Net cash flow for the period	332,444
+Cash balance as of January 1, 2012	145

Cash balance at balance end of period	332,589

The accompanying notes are an integral part of the financial statements.

KNUTSEN SHUTTLE TANKERS 13 AS

NOTES TO AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

(In Norwegian Kroner, thousands, unless otherwise indicated)

1)	Accounting Principles

(a)	Basis of Preparation

The financial statements have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (“NGAAP”).

The financial statements have been prepared solely to meet the requirements of Rule 3-05 of U.S. Securities and Exchange Commission Regulation S-X and do not present prior period comparative financial information for the period ended December 31, 2011.

(b)	Current Assets/Current Liabilities

Fixed assets are intended for long-term ownership and use. Other assets are classified as current assets. Short-term liabilities are due within one year or tied to the operation of the vessel. Other liabilities are classified as long-term liabilities. Current assets are valued at the lower of cost and fair value. Short-term liabilities are recorded at nominal value at the time of entering into such liabilities.

(c)	Fixed Assets and Dry-Docking

Yard installments paid on newbuildings are gradually recorded as fixed assets as the installments are paid. All costs regarding construction supervision, construction financing (including building loan interest and provision of guarantees), and purchases beyond the yard contract regarding the individual contract are also registered.

Newbuilding contracts are valued in accordance with the lower value of capitalized value and fair value (including time charter contracts entered by the newbuilding), if the loss is not considered temporary.

The total cost of the vessel is capitalized at delivery and depreciated linearly over the expected lifetime.

Dry-docking expenses are capitalized and expensed over the period until the next dry-docking. This is in line with the depreciation plan of the vessel, and takes into account that the vessel is classified to operate for an additional period. Dry-docking is carried out every fifth year for vessels younger than 15 years, and every 2.5 years for vessels older than 15 years. In the case of a newbuilding, a portion of the total cost of the vessel equal to the dry-docking cost is capitalized. Actual expenses related to repair and maintenance of the vessel are expensed when the work is executed.

The fixed assets are valued according to the lowest of the depreciated value and the market value unless the fall in value is assumed to be temporary.

(d)	Transactions in Foreign Currency

Income and expenditures in foreign currency are converted according to the exchange rate in effect at the time of the transaction.

All current assets and current liabilities in foreign currency are registered at the rate of exchange as of December 31, 2012. Realized foreign exchange gain and loss are registered as financial items.

The debt is valued at the historical rate, to the extent that the future net nominal income flow exceeds the borrowed amount. To the extent that long-term debt exceeds the net nominal income flow, the unrealized foreign exchange loss on the exceeding amount is recorded.

Realized and unrealized profit and loss on foreign exchange are recorded as financial income/expenses.

Principal exchange rates (NOK per)		2012	2011	2012	2011

		Year ending rate		Weighted average annual rate
1 U.S. Dollar	USD	5.5912	6.0065	5.8191	5.6079
1 Euro	EUR	7.3756	7.7718	7.4805	7.7974
1 Pound Sterling	GBP	9.0399	9.2695	8.2216	8.9864
100 Japanese Yen	JPY	6.4946	7.7433	7.3006	7.0374
100 Danish kroner	DKK	98.86	104.55	100.50	104.65

(e)	Interest-Bearing Loans and Borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recorded in the profit and loss over the period of the interest-bearing liabilities. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement.

(f)	Tax

The tax expense in the income statement includes both tax payable and changes in deferred tax. Deferred tax is calculated at 28% on the basis of temporary differences between accounting and tax values and tax loss carried forward at the year end. Knutsen Shuttle Tankers 13 AS (the “Company”) is taxed based on the shipping tax regime. This means that a company is not taxed on the basis of its operating income. Instead, a company is taxed based upon an annual tax of 28% on the company’s net financial income. Additionally, a company within the shipping tax regime pay a tonnage tax based on the size of the company’s operated vessels. Tonnage tax is classified as an operating expense. A company should meet certain requirements to be within the regime, such as ownership of only ships or shares in shipping companies and ownership of only certain types of financial assets.

(g)	Cash Flow Hedges

The effective portion of the gain or loss on the hedging instrument is not recorded, while any ineffective portion is recognized immediately in the statement of profit or loss as foreign exchange gain/loss.

(h)	Statement of Cash Flows

The statement of cash flows is presented using the indirect method of NGAAP. The liquidity balance is defined as the sum of cash, bank deposits and other short-term liquid deposits.

(i)	Going Concern

The financial statements have been prepared under the assumption of a going concern.

2)	Contracts

The Company has entered into a construction contract with Hyundai Heavy Industries, Korea, for the Carmen Knutsen. The Company has paid 50% of the contract sum as of December 31, 2012. The remaining adjusted contract sum with changes amounts to $52.1 million. In addition to the contract sum, construction supervision and company-specific adjustments to construction contracts are incurred. The Company has secured employment of the vessels with a five-year time charter contract that has three, one-year options to extend its term, with Repsol Sinopec Brasil, B.V. from delivery in the beginning of 2013.

The Company has signed a contract regarding construction supervision of the newbuilding with Knutsen OAS Shipping AS. KNOT Management AS operates as a manager on behalf of the Company in accordance with a management agreement.

3)	Bank Deposits

The stated amount includes a bank deposit amounting to Norwegian Kroner (“NOK”) 332,589,139 (equal to $59,470,800), which will be partly used to finance the last installment to the yard payable January 2, 2013.

4)	Fixed Assets

(In Norwegian Kroner, thousands)	2012
Vessel under construction:
Book value as of January 1, 2012	238,020
Additions	87,940
Book value as of December 31, 2012	325,960

5)	Financial Income and Expenses

(In Norwegian Kroner, thousands)	2012
Financial income:
Other interest income	—
Total financial income	—

Financial expenses:
Interest expenses	2
Other financial expenses	55
Total financial expenses	57

6)	Balances to Group Companies and Associated Companies

(In Norwegian Kroner, thousands)	2012
Long-term liabilities due to group companies:
Knutsen NYK Offshore Tankers AS	25,688
Total	25,688

Current liabilities due to group companies:
Group contribution to Knutsen NYK Offshore Tankers AS	13,393
Total	13,393

7)	Remuneration

The Company has not paid salary or any other remuneration, nor given any loan or guarantees, to the managing director, any leading person or board members during the year.

(In Norwegian Kroner, thousands)	2012
Audit	7
Tax advice	—
Other services besides audit	5
Total	12

8)	Mortgage Debt and Financial Instruments

(In thousands)	USD	Historical exchange rate	Exchange rate as of December 31, 2012	NOK
$93 million secured loan facility (the “Carmen Facility”)	93,000	5.6847	5.6847	528,674
Deferred debt issuance				(11,859)

Total				516,815

Current portion:
USD-loan	7,750			33,042
Deferred debt issuance				(2,369)

Total				30,673

The U.S. dollar (“USD”)/NOK exchange rate as of December 31, 2012 was 5.5912.

Estimated outstanding debt as of the year ending December 31, 2017 is $56.2 million.

Future income flows from fixed contracts in USD exceed debt in USD. Therefore, no foreign exchange gain on USD-denominated debt on the basis of the year-end exchange rate is recognized. The foreign exchange gain would if recorded be NOK 8.6 million as of December 31, 2012.

Security for the Carmen Facility is made through a first-priority mortgage in the vessel, assignment of income, pledged bank deposit, factoring agreement, pledged shares in the Company and guarantees from the owner.

Book value of mortgaged assets is NOK 659 million.

The Company has aimed to reduce the market risk by entering financial contracts. The Company has entered long-term freight contracts in USD, with the intention of having income, vessel investment and loans in the same currency in order to minimize the effects of exchange rate fluctuations.

9)	Equity

(In Norwegian Kroner, thousands)	Share capital	Share Premium	Additional paid-in capital	Other equity	Total equity
Equity as of January 1, 2012	200	96,611	14,274	—	111,085
Net loss for the year	—	—	(234)	—	(234)
Group contribution	—	—	(13,393)	—	(13,393)
Total equity as of December 31, 2012	200	96,611	647	—	97,458

Share capital consists of 100 shares at NOK 2,000 per share. The Company is a wholly owned subsidiary of Knutsen NYK Offshore Tankers AS. Financial statements for the group can be obtained at the Company’s registered office, Smedasundet 40, 5529 Haugesund.

10)	Shares Owned by Board Members and Affiliates

Trygve Seglem, Chairman, controls TS Shipping Invest AS, which owns 50 % of the parent company Knutsen NYK Offshore Tankers AS.

11)	Crew Hire

The Company has no employees and hires all of its crew from Knutsen OAS Shipping AS in accordance with a separate management agreement.

(In Norwegian Kroner, thousands)	December 31, 2012
Specification:
Salaries, etc.	314
Social Security fees	21
Other salary-related benefits	365
Total	700

12)	Tax

The Company is taxed based on the shipping tax regime. This means that a company is not taxed on the basis of its operating income. Instead, a company is taxed based upon an annual tax of 28% on the company’s net financial income. Additionally, a company within the shipping tax regime pay a tonnage tax based on the size of the company’s operated vessels, which in 2012 amounted to NOK 0. Tonnage tax is classified as an operating expense. A company should meet certain requirements to be within the regime, such as ownership of only ships or shares in shipping companies and ownership of only certain types of financial assets. Below is a specification of the temporary differences at the end of the financial year.

(In Norwegian Kroner, thousands)	As of December 31, 2012	Change	As of January 1, 2012
Loss carried forward	(6,294)	(3,980)	(2,314)
Basis for deferred tax (benefit)	(6,294)	(3,980)	(2,314)
Deferred tax (benefit)	(1,762)	(1,114)	(648)

Deferred tax (benefit) booked	—	—	—

(In Norwegian Kroner, thousands)	As of December 31, 2012
Net financial items:	817
Non-deductible currency loss	(544)
Deductible building loan interest registered on vessel	(4,253)
Interest deduction	—

Taxable income before loss carried forward	(3,980)
Change in loss carried forward	(3,980)
Taxable income	—

Tax payable	—
Change in deferred tax	—
Tax expense	—